LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2021	zdavis@luselaw.com

April 22, 2024

Via EDGAR

Madeleine Joy Mateo

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	EWSB Bancorp, Inc.
Registration Statement on Form S-1
Filed March 11, 2024
File No. 333-277828

Dear Ms. Mateo:

EWSB Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated April 4, 2024 related to the SEC’s review of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Our responses to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Registration Statement on Form S-1

General

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Madeleine Mateo at (202) 551-3465 to discuss how to submit the materials, if any, to us for our review.

The Company does not intend to provide any written materials to investors other than the prospectus and the stock order form and the marketing materials that were filed as exhibits to Pre-Effective Amendment No.1 to the Registration Statement.

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 22, 2024

Cover Page

2.	We note your disclosure on page 6 and other sections of the prospectus that generally no individual may purchase more than 15,000 shares of common stock. Please disclose the maximum purchase amount on the cover page of the prospectus.

The requested disclosure has been added to the cover page of the prospectus.

Summary, page 1

3.	We note that based on your website, you appear to offer insurance products. If material to an understanding of your business, please include disclosure about your insurance products here, in the Management's Discussion and Analysis of Financial Condition and Results of Operations and Business sections, and elsewhere as appropriate or advise. Please refer to Item 101(h) of Regulation S-K.

The insurance products are a very small portion of East Wisconsin Savings Bank’s (the “Bank”) business, accounting for less than 1% of its gross revenue. Furthermore, the insurance is sold on a non-recourse basis, and the Bank has no liability associated with the insurance products sold. As such, the Company does not believe that disclosure regarding the insurance operations is material to an understanding the Bank’s business.

4.	Refer to page 110. We note your disclosure that depositors of East Wisconsin Savings Bank are members of, and have voting rights in, Wisconsin Mutual Bancorp, MHC, as to all matters requiring a vote of members. Upon completion of the conversion, depositors will no longer have voting rights. Please disclose this in the summary section or include a cross-reference to this section.

The requested disclosure has been added under “Summary—Our Organizational Structure and the Proposed Conversion” on page 3.

5.	Please disclose here that you have incurred losses in the two most recent fiscal years.

Under “Summary—Recent Operating Losses” on page 3, we have included additional disclosure to clarify that Wisconsin Mutual Bancorp, MHC incurred losses in the two most recent fiscal years.

Securities and Exchange

Commission Division of Corporate Finance

Office of Finance

April 22, 2024

Risk Factors, page 15

6.	We note your disclosure on page 51 that deposits decreased $18.7 million, or 7.5% from December 31, 2022 to December 31, 2023. Please include risk factor disclosure describing material risks to investors as a result of the past, as well as possible future decreases in deposits.

A new risk factor has been added on page 23 addressing risks related to decreases in deposits, and in particular, low cost deposits.

7.	We note your disclosure on page 66 that 9% of your one- to four-family residential real estate loans were jumbo loans. If material, please disclose risks to investors as a result of originating a significant number of jumbo loans or advise.

A new risk factor has been added on page 17 addressing risks related to jumbo loans.

The geographic concentration of our loan portfolio, page 16

8.	If your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures, please consider revising the risk factor to include this information.

This risk factor on page 16 has been revised to clarify that our local market area has neither experienced a material decline in real estate values during the last year nor has there been a material increase in the number of foreclosures during the period.

Inflationary pressures and rising prices may affect our results of operations, page 18

9.	We note your risk factor indicating that inflation can have an adverse impact on your business and on your customers. Please update this risk factor to discuss if recent inflationary pressures have materially impacted your operations. In this regard, if applicable, discuss how your business has been materially affected by the inflationary pressures you are facing.

This risk factor has been revised to clarify that while the direct impact of recent inflationary pressures to our operations has been limited, secondary effects of the recent inflationary pressures, in particular the actions of the Board of Governors of the Federal Reserve System to curb inflation through the increase of its federal funds target rate range, have materially affected our business, as further described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Financial Condition at December 31, 2023 and December 31, 2022—2022 Securities Portfolio Restructuring Transaction.”

Securities and Exchange

Commission Division of Corporate Finance

Office of Finance

April 22, 2024

Risks Related to Our Business Strategy and Operational Matters, page 19

10.	For each of the practices, conditions, and requirements in the memorandum of understanding, please describe here or elsewhere, as appropriate, the actions you have taken or plan to take to resolve each noted area, including a summary of your progress to date.

The requested disclosure has been added to this risk factor on page 19 and elsewhere throughout the prospectus as appropriate.

Our Policy Regarding Dividends, page 37

11.	We note your disclosure in the risk factor on page 20 that your net worth ratio was less than 6% and you may be restricted from paying dividends while this ratio continues to be less than 6%. Please revise this section to describe this limitation on payment of dividends.

The requested disclosure has been added under “Our Policy Regarding Dividends” on page 42.

Provision for Credit Losses, page 53

12.	We note your disclosure that the provision for 2023 was due to your adoption of the CECL methodology. Please enhance your discussion to include the factors that influenced management’s estimate of expected credit losses as of December 31, 2023, under the CECL methodology.

Additional disclosure has been provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Operating Results for the Years Ended December 31, 2023 and December 31, 2022—Provision for Credit Losses” on page 58.

Securities and Exchange

Commission Division of Corporate Finance

Office of Finance

April 22, 2024

Management of Market Risk, page 56

13.	We note your references to the asset liability committee here. You also state that the committee is "comprised of executive officers and certain other members of senior management, and reports to the full board of directors on at least a quarterly basis." Please disclose if this committee is a sub-committee of your board of directors and who serves on the committee. Disclose if the board or the asset liability committee sets policies and guidelines for managing interest rate risk and if so, whether the changes referenced in the first paragraph below the two tables on page 58 were within the limits of such policies and guidelines.

The requested disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk” on page 61.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 60

14.	We note your disclosure on page F-12 that the allowance for credit losses (“ACL”) related to your off-balance sheet credit exposures is estimated at each balance sheet date under the CECL model. Please revise your discussion to include the amount of ACL that relates to your off-balance sheet credit exposures as of each period presented.

We have revised our disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements and Aggregate Contractual Obligations” on page 65, to affirmatively state that, following its evaluation of off-balance sheet credit exposures as of December 31, 2023, management determined that no allowance for credit losses was required for off-balance sheet credit exposures as of such date (the only date presented in the prospectus for which the CECL model methodology applied).

Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority, page 72

15.	We note your references to the "loan committee" in this section. Please clarify if the committee is comprised of your officers and directors and disclose who currently serves on the committee.

The requested disclosure has been added and clarified under “Business of East Wisconsin Savings Bank—Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority” on page 77.

Securities and Exchange

Commission Division of Corporate Finance

Office of Finance

April 22, 2024

Allocation of Allowance for Credit Losses, page 78

16.	We note your tabular disclosure on page F-26 depicting changes in the allowance for credit losses for the twelve months ended December 31, 2023. This disclosure indicates that while the adoption of the CECL methodology under ASC 326 did not result in a transition adjustment to the overall allowance for credit losses, it did result in adjustments to the allowance associated with different segments and classes of loans receivable. Please revise the discussion on page 78 to disclose how the adoption impacted the comparative allocation of the allowance loan loss table, including noted increases and decreases in allocated amounts, such as those associated with one-to four family real estate loans and consumer loans, etc. Please also ensure that other filing disclosures associated with your CECL adoption are consistent and complete, especially those associated with your different loan segments and classes.

The following additional disclosure has been add under “Business of East Wisconsin Savings Bank—Delinquencies and Non-Performing Assets—Allocation of Allowance for Credit Losses” on page 83, in response to this request:

The CECL allowance for credit losses lifetime loss rates utilized in the allowance for credit losses calculation, net of historical loss experience, were applied to the respective loan portfolio segments as of January 1, 2023. The CECL estimated loss rates for one- to four-family real estate loans were higher than the calculated factor used under the allowance for loan loss methodology. Conversely, the CECL estimated loss rates for consumer loans was lower than the calculated factor used under the allowance for loan loss methodology.

Internal Agreement with Regulators, page 95

17.	We note your disclosure here that the MOU "places certain restrictions on [your] operations." Please briefly describe material restrictions placed on your operations by the MOU or advise.

Additional disclosure regarding the MOU and certain restrictions it places on our operations has been added under “Supervision and Regulation—Informal Agreements with Regulators” on page 100.

Securities and Exchange

Commission Division of Corporate Finance

Office of Finance

April 22, 2024

The Business Background of Our Directors and Executive Officers, page 97

18.	Please revise the biographical descriptions for Ms. Lisa Cruz, Mr. Kenneth Demerath, Ms. Lori Hoersch, and Mr. Steve Tyink to disclose the period during which each such director or executive officer has served in that position. In addition, please revise to provide each officer's or director's principal occupation and employment during the past five years, the dates they served in those roles and the name and principal business of any corporation or other organization in which such occupation and employment was carried on. Refer to Item 401(e) of Regulation S-K.

We respectfully direct the Staff to the table on page 102, immediately preceding the director and executive biographies, which discloses the year when each of our directors, including Ms. Cruz, Mr. Demerath, Ms. Hoersch and Mr. Tyink, was first appointed or elected as a director. We have revised the disclosure under “Management of EWSB Bancorp, Inc.—The Business Background of Our Directors and Executive Officers” on page 102 to clarify that, unless otherwise indicated, directors and executive officers have held the most recent positions noted in their biographies for at least the past five years. For directors who retired less than five years ago, the years in which they were in their most recent position prior to retiring are provided.

Transactions with Certain Related Persons, page 99

19.	Please provide all the information required by Item 404(d) of Regulation S-K in this section. As non-exclusive examples, we note your disclosure on page 51 that Old EWSB Bancorp issued promissory notes to various directors and officers and that New EWSB Bancorp will pay a fee to the Bank for the use of its premises on page 62. In addition, refer to your disclosure regarding the "related party subordinated promissory notes" on page F-34.

The Company believes no additional disclosure is required in the Registration Statement pursuant to Item 404(d) of Regulation S-K.

With regard to the specific items noted by the Staff, the Company respectfully notes that, while the aggregate principal amount of the notes issued was $400,000, no individual note issued by Old EWSB Bancorp, Inc. was for an amount in excess of $120,000 and no individual director or officer of the Company holds a note or notes of Old EWSB Bancorp the largest principal amount of which was greater than $120,000. Further, the Company notes that its expected payment of a fee after the completion of the reorganization to its then wholly owned subsidiary, the Bank, for the use of the Bank’s premises, equipment and furniture is for accounting and regulatory purposes and does not involve or implicate a related person of the Bank (for purposes of Item 404 of Regulation S-K) having a direct or indirect material interest in such payment.

Securities and Exchange

Commission Division of Corporate Finance

Office of Finance

April 22, 2024

Benefits to be Considered Following Completion of the Stock Offering, page 104

20.	Please remove the last paragraph on page 106 starting with "[t]he tables presented above are provided for informational purposes only."

The paragraph has been removed as requested.

Approvals Required, page 109

21.	We note that the affirmative vote of a majority of the total votes eligible to be cast by the members of Wisconsin Mutual Bancorp, MHC (i.e., depositors and certain borrowers of East Wisconsin Savings Bank) is required to approve the plan of conversion. Please revise to disclose when you plan to conduct these votes, how the timing of the vote relates to the timing of the effectiveness of the registration statement, and how this vote will be conducted, such as with a proxy statement, or advise. Please also briefly describe what types of matters currently require depositor approval under "Effect on Voting Rights of Depositors" on page 110.

The requested disclosure has been added to “The Conversion and Stock Offering—Approvals Required” on page 114 and “The Conversion and Stock Offering—Effects of Conversion—Effect on Voting Rights of Depositors” on page 115. The eligibility of depositors (borrowers do not have any voting rights) to vote is unrelated to an individual’s eligibility to purchase shares in the offering. As such, no additional disclosure is included regarding how the timing of the depositor vote relates to the timing of the effectiveness of the Registration Statement.

Note 13. Equity and Regulatory Matters, page F-38

22.	We note your disclosure on page F-40 that at December 31, 2023, the Bank’s net worth ratio was 4.1%. We also note your disclosure on pages 20, 33, 39 and 60 that the net worth ratio was 4.5%. Please explain this apparent inconsistency and revise your disclosure as necessary.

The noted reference to the Bank’s net worth ratio being 4.1% at December 31, 2023 is a typographical error that has been corrected to reference 4.5%, which is the correct net worth ratio (as calculated pursuant to Wisconsin law) for the Bank at December 31, 2023.

Securities and Exchange

Commission Division of Corporate Finance

Office of Finance

April 22, 2024

Exhibits

23.	We note that you entered into an agreement with an unaffiliated broker as a source for certain marine and recreational vehicles per your disclosure on page 71. If material, please file the agreement as an exhibit to the registration statement and disclose its material terms. Refer to Item 601 of Regulation S-K.

Contracts between financial institutions and loan brokers are entered into in the normal course of a financial institution’s business. More specifically, the referenced contract that we entered into with the unaffiliated broker for it to be a source of certain marine and recreational vehicle loans is a contract such as ordinarily accompanies the kind of business that we conduct as a financial institution. This contract does not trigger the exceptions from non-disclosure for contracts entered into in the normal course of business, as provided under Item 601(b)(10)(ii)(A)-(D) of Regulation S-K. As such, please be advised that we do not believe the Company is required to file such contract and do not plan to file it as an exhibit to the Registration Statement.

*      *      *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at zdavis@luselaw.com or (202) 274-2021.

Very truly yours,

/s/ Zachary Davis
Zachary Davis

cc:	Charles D. Schmalz, EWSB Bancorp, Inc.
Kip A. Weissman, Esq.